AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 1, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-8B25

ADVISORSHARES TRUST

811-22110
CUSIP Number	SEC File Number

APPLICATION FOR EXTENSION OF TIME

REGISTRANT

AdvisorShares Trust

(Name of small business issuer in its charter)

Delaware	26-0636087
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

AdvisorShares Investments, LLC

5604 Wilson Lane

Bethesda, Maryland 20814

(Address of principal executive offices)

202-321-9008

(Issuer’s telephone number)

PART I – RULE 8B-25

The Registrant files this Application for Extension of Time pursuant to Rule 8b-25 (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Registration pursuant to Section 8 of the Investment Company Act of 1940 be extended from November 6, 2007 to January 7, 2007 as provided in Rule 8b-25.

Narrative:

On August 8, 2007, the Registrant filed a Form N-8A notifying the Commission of its intent to register as an open-end management company under the Act. Rule 8b-5 (17 CFR 270.8b-5) provides that the registration statement of the Registrant shall be filed within three months of the date of the filing of the notification on Form N-8A. Rule 8b-25 provides for a 60-day extension of the date on which such required information is to be filed if it is impractical to furnish the required information within the time required by Rule 8b-5.

The Registrant finds it impractical to file the registration under Section 8 of the Investment Company Act of 1940 on November 6, 2007 because a number of its “form of” agreements remain unavailable for incorporation into the registration statement.

Therefore, the Registrant respectfully requests that this application for extension of time to file pursuant to Section 8 be accepted pursuant to Rule 8b-25 and that the due date for the filing of the Registrant’s registration as an open-end management company be January 7, 2007.

PART II – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

W. John McGuire, Esq.	(202) 739-5654
(Name)	(Telephone number)

AdvisorShares Trust

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2007	By:	/s/ Noah Hamman, Initial Trustee